Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2003 and Ending December 31, 2003

TO THE

SECURITIES AND EXCHANGE COMMISION

OF

Allegheny Energy Service Corporation

A Subsidiary Service Company

Date of Incorporation  November 22, 1963

State or Sovereign Power under which Incorporated or Organized
Maryland

Location of Principal Executive Offices of Reporting Company
10435 Downsville Pike
 Hagerstown, MD 21740-1766

Thomas R. Gardner, Vice President & Controller
10435 Downsville Pike
Hagerstown, MD 21740-1766

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Allegheny Energy, Inc.

3

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

DESCRIPTION OF REPORTS OR STATEMENTS	PAGE NO.

ORGANIZATION CHART	34

METHODS OF ALLOCATION	35

ANNUAL STATEMENT OF COMPENSATION FOR USE	36
OF CAPITAL BILLED

ANNUAL REPORT OF ALLEGHENY ENERGY SERVICE CORPORATION
SIGNATURE CLAUSE	37

4
ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2003	2002
	SERVICE COMPANY PROPERTY

101	Service company property (Schedule II)	16,724,707	18,239,438
107	Construction work in progress (Schedule II)	0	0
	Total Property	16,724,707	18,239,438
108	Less accumulated provision for depreciation
	and amortization of service company
	property (Schedule III)	(5,194,582)	(4,235,899)
	Net Service Company Property	11,530,125	14,003,539
	INVESTMENTS

123	Investments in associate companies
	(Schedule IV)	41,710,000	38,648,000
124	Other investments (Schedule IV)	650,000	26,060,749
	Total Investments	42,360,000	64,708,749
	CURRENT AND ACCRUED ASSETS

131	Cash	0	3,084
134	Special deposits	147,349	137,988
135	Working funds	0	0
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
142	Customer Account Receivable	41,055	0
143	Accounts receivable	3,441,980	1,424,207
144	Accumulated provision of uncollectible
	Accounts	(8,545)	0
146	Accounts receivable from associate
	companies (Schedule V)	170,497,645	169,313,924
152	Fuel stock expenses undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	1,410,367	435,418
174	Miscellaneous current and accrued
	assets (Schedule VIII)	5,148,251	1,066,483
	Total Current and Accrued Assets	180,678,102	172,381,104
	DEFERRED DEBITS

181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	110,468,534	71,783,298
188	Research, development, or demonstration
	expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	0	0
	Total Deferred Debits	110,468,534	71,783,298
	TOTAL ASSETS AND OTHER DEBITS	345,036,761	322,876,690

5
ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		2003	2002
	PROPRIETARY CAPITAL

201	Common stock issued (Schedule XI)	50,000	50,000
211	Miscellaneous paid-in capital (Schedule XI)	(77,625,476)	(27,370,183)
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule (XI)	0	0
	Total Proprietary Capital	(77,575,476)	(27,320,183)

	LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
227	Obligations under capital leases-noncurrent	2,316,976	2,385,400
228	Accumulated provision for pension and benefits	326,356,626	244,252,838
	Total Long-Term Debt	328,673,602	246,638,238

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	0	0
232	Accounts payable	63,654,981	65,421,901
233	Notes payable to associate companies (Schedule XIII)	0	0
234	Accounts payable to associate companies (Schedule XIII)	0	0
236	Taxes accrued	3,191,734	12,353,948
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	3,330,321	768,803
242	Miscellaneous current and accrued liabilities
	(Schedule XIII)	6,397,712	8,944,513
	Total Current and Accrued Liabilities	76,574,748	87,489,165
	DEFERRED CREDITS

253	Other deferred credits	17,363,887	16,069,470
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	17,363,887	16,069,470

282	ACCUMULATED DEFERRED INCOME TAXES	0	0

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	345,036,761	322,876,690

6
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2003
SCHEDULE II - SERVICE COMPANY PROPERTY
		BALANCE AT				BALANCE
		BEGINNING		RETIREMENTS-	OTHER	AT CLOSE
DESCRIPTION		OF YEAR	ADDITIONS-1/	OR SALES - 1a/	CHANGES 2/	OF YEAR
SERVICE COMPANY PROPERTY ACCOUNT
301	ORGANIZATION

303	MISCELLANEOUS
	INTANGIBLES PLANT	3,827,220	0	0	0	3,827,220

304	LAND AND LAND RIGHTS

307	EQUIPMENT 3/	3,551,398	2,451,241	0	(3,719,586)	2,283,053

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT

310	AIRCRAFT AND
	AIRPORT EQUIPMENT	8,430,759	0	0	(246,386)	8,184,373

390.2	STRUCTURES AND
	IMPROVEMENTS	0	0	0	0	0

391	OFFICE FURNITURE	1,648,811	0	0	0	1,648,811

397	COMMUNICATION
	EQUIPMENT	781,250	0	0	0	781,250

	SUBTOTAL	18,239,438	2,451,241	0	(3,965,972)	16,724,707

107	CONSTRUCTION WORK
	IN PROGRESS

	TOTAL	18,239,438	2,451,241	0	(3,965,972)	16,724,707

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
1/ Additions include: Equipment - $1,195,581 represents IBM Corp lease and $1,255,661 represents Simmons Business 1a/ Retirements or Sales Include:
2/ Other Charges Include: Amortization of capitalized leases.
3/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING
BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR
					BALANCE AT
SUB ACCOUNT DESCRIPTION				ADDITIONS	CLOSE OF YEAR
Capitalized lease for equipment				3,551,398	2,283,053
TOTAL				3,551,398	2,283,053

7

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

					OTHER
		BALANCE AT	ADDITIONS		CHANGES	BALANCE
DESCRIPTION		BEGINNING	CHARGED TO	RETIREMENTS	ADD	AT CLOSE
		OF YEAR	ACCT 403	_	(DEDUCT)	OF YEAR

ACCOUNT

301	ORGANIZATION	0				0

303	MISCELLANEOUS
	INTANGIBLES PLANT	(2,942,407)	(265,444)	0	0	(3,207,851)

304	LAND AND LAND RIGHTS	0	0	0	0	0

306	LEASEHOLD
	IMPROVEMENTS	0	0	0	0	0

307	EQUIPMENT	0	0	0	0	0

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT	0	0	0	0	0

310	AIRCRAFT AND
	AIRPORT EQUIPMENT	(575,397)	(197,279)	0	0	(772,676)

311	OTHER SERVICE	0	0	0	0	0
	COMPANY PROPERTY

390	STRUCTURES AND
	IMPROVEMENTS	0		0	0	0

391	OFFICE FURNITURE	(392,574)	(235,544)	0	0	(628,118)

397	COMMUNICATION EQUIPMENT
	EQUIPMENT	(325,521)	(260,416)	0	0	(585,937)

	TOTAL	(4,235,899)	(958,683)	0	0	(5,194,582)

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

8

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

Unrecognized Prior Service Cost FAS 87	38,648,000	41,710,000

	38,648,000	41,710,000

ACCOUNT 124 - OTHER INVESTMENTS

Long-term cash deposit on future Corporate Jet purchase	700,000	650,000
Transfer in of SERP Investment	25,360,749	0
	26,060,749	650,000

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

None.

	0	0

TOTAL	64,708,749	42,360,000

9
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2003

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable
from each associate company. Where the service company has
provided accommodation or convenience payments for associate companies, a separate listing of total payments for each
associate company by subaccount should be provided.
			BALANCE AT	BALANCE AT
	DESCRIPTION		BEGINNING	CLOSE
			OF YEAR	OF YEAR
	ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

	Allegheny Energy, Inc.		3,167,281	7,247,469
	Monongahela Power Company		38,178,674	64,421,164
	The Potomac Edison Company		28,035,329	42,678,015
	West Penn Power Company		32,086,189	35,506,469
	Mountaineer Gas		10,287,081	33,400,175
	Mountaineer Gas Services		101,608	264,349
	Allegheny Energy Supply, Inc.		52,607,364	(24,634,167)
	Allegheny Energy Hunlock Creek, LLC		(2,744)	(783)
	Allegheny Energy Supply Conemaugh		3,641	28,936
	Allegheny Energy Supply Gleason Generating Facility, LLC		377,054	663,282
	Allegheny Energy Supply Wheatland Generating Facility, LLC		407,741	735,368
	Allegheny Energy Supply Lincoln Generating Facility, LLC		60,027	212,220
	Allegheny Generating Company		35,603	242,580
	Allegheny Pittsburgh Coal Company		3,799	64,164
	Allegheny Ventures, Inc.		1,295,462	3,727,496
	AYP Energy, Inc.		0	3,091
	Allegheny Communications Connect, Inc.		1,539,314	3,220,212
	Allegheny Energy Solutions, Inc.		946,006	2,229,605
	Alliance Gas Services Holdings LLC		515	0
	West Virginia Power & Transmission		25,002	44,839
	Buchanan Energy		0	223
	Green Valley Hydro, LLC		158,978	442,731
	Acadia Bay		0	207
	TOTAL		169,313,924	170,497,645

	ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:
	Monongahela	The Potomac	West Penn
DESCRIPTION	Power	Edison	Power	TOTAL
	Company	Company	Company	PAYMENTS
None

TOTAL PAYMENTS	0	0	0	0

10

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary"
listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED

None.

TOTAL	0	0	0

11

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED

None.

TOTAL	0	0	0

12

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

Deferred Tax Reclass - Current Asset	1,066,483	5,148,251

TOTAL	1,066,483	5,148,251

13

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Miscellaneous Debits - Other Deferred Charges	(807)	0
OPEB Deferred from Mountaineer Gas	9,341,176	8,924,676
Pension Deferred from Mountaineer Gas	6,187,873	5,558,873
Deferred Tax Reclass - Asset	56,255,133	95,984,361
Treasury Deferred Receivables	(77)	624

TOTAL	71,783,298	110,468,534

14

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or
	demonstration project which incurred costs by the service
	corporation during the year.

	DESCRIPTION	AMOUNT

	ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
	DEMONSTRATION EXPENDITURES

	None.

	TOTAL	0

15
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2003

SCHEDULE XI- PROPRIETARY CAPITAL

ACCOUNT		NUMBER OF	PAR OR
NUMBER	CLASS OF STOCK	SHARES	STATED VALUE	OUTSTANDING CLOSE OF PERIOD
		AUTHORIZED	PER SHARE	NO OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	50,000	10	5,000	50,000

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
DESCRIPTION					AMOUNT
ACCOUNT 211	MISCELLANEOUS PAID-IN CAPITAL Other paid-in Capital				13,888,026
	Excess over Unr Pr Service Cost				(156,835,480)
	Fed Inc Tx-Exce Unr Pr Svc Cst				50,015,974
	St Inc Tx-Exces Unr Pr Svc Cst				15,306,004
	SUBTOTAL				(77,625,476)

ACCOUNT 215	APPROPRIATED RETAINED EARNINGS None.				0

	TOTAL				(77,625,476)
INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends
Paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		BALANCE AT	NET INCOME		BALANCE AT
DESCRIPTION		BEGINNING	OR	DIVIDENDS	CLOSE
		OF YEAR	(LOSS)	PAID	OF YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED
EARNINGS

None.		0	0	0	0
TOTAL		0	0	0	0
16
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE XII- LONG TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERMS OF
	OBLIGATIONS
NAME OF CREDITOR	CLASS &	DATE			BALANCE AT			BALANCE
	SERIES	OF	INTEREST	AMOUNT	BEGINNING			AT CLOSE
	OF OBLIGATIONS	MATURITY	RATE	AUTHORIZED	OF YEAR	ADDITIONS	DEDUCTIONS	OF YEAR
ACCOUNT 223-
ADVANCES FROM
ASSOCIATE
COMPANIES:

None.								0

ACCOUNT 224-
OTHER LONG-
TERM DEBT:

None.								0

TOTAL	0	0	0	0	0		0	0
17

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES

TOTAL	0	0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

TOTAL	0	0

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
ACCRUED LIABILITIES

Capital leases	3,020,807	1,574,501
Impairment on Lease	4,909,248	3,810,795
Reserve D&O Liability deductible	1,000,000	1,000,000
Workers Compensation Awards	14,458	12,416
Other Current and Accrued Liabilities	0	0
TOTAL	8,944,513	6,397,712

18

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

None other than those specifically noted on various pages.

19

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE XV

STATE OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME

457	Services rendered to associate companies	637,730,757	749,644,387
458	Services rendered to nonassociate companies
421	Miscellaneous income/loss	60,023	558,022
454	Rent from Electric Property
	Total Income	637,790,780	750,202,409

	EXPENSE

920	Salaries and wages	301,444,219	310,832,188
921	Office supplies and expenses	96,152,060	97,560,679
922	Administrative expense transferred - credit	0	0
923	Outside services employed	74,774,959	60,303,328
924	Property insurance	320,065	1,709,232
925	Injuries and damages	1,954,616	1,537,102
926	Employee pensions and benefits	80,770,662	177,630,298
928	Regulatory commission expense	0	0
930.1	General advertising expenses	308,695	1,927,863
930.2	Miscellaneous general expenses	13,293,533	6,781,909
931	Rents	33,689,775	58,081,076
935	Maintenance of structures and equipment	0	0
403	Depreciation and amortization expense	958,684	667,839
408	Taxes other than income taxes	27,369,495	29,687,007
409	Income taxes	4,242,546	19,072,592
410	Provision for deferred income taxes	67,045,331	40,459,825
411	Provision for deferred income taxes - credit	(65,580,634)	(59,535,631)
411.5	Investment tax credit	0	0
418	Nonoperating Rental Income	0	1,936,558
419	Interest Dividend Income	(1,419)	0
426.1	Donations	887,743	1,357,870
426	Other deductions	0	0
427	Interest on long-term debt
431	Other interest expense	160,450	192,674

	Total Expense	637,790,780	750,202,409

	Net Income or (Loss)	0	0

20

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

	DIRECT	INDIRECT	COMPENSATION	TOTAL
NAME OF ASSOCIATE COMPANY	COSTS	COSTS	FOR USE	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	BILLED

	457-1	457-2	457-3

West Penn Power Company	60,111,678	85,354,341		145,466,019
Monongahela Power Company	68,495,740	93,420,367		161,916,107
Allegheny Energy Supply Company	55,276,780	110,015,594		165,292,374
The Potomac Edison Company	46,923,819	58,832,613		105,756,432
Mountaineer Gas	22,932,840	18,501,158		41,433,998
Allegheny Energy, Inc.	5,737,421	817,311		6,554,732
Allegheny Ventures, Inc.	2,367,164	928,965		3,296,129
Allegheny Comm. Connect, Inc.	1,992,982	1,231,664		3,224,646
Allegheny Energy Solutions, Inc.	1,337,912	845,862		2,183,774
AE Supply Gleason Generating Facility LLC	524,579	138,703		663,282
AE Supply Wheatland Generating Facility LLC	582,031	155,519		737,550
Allegheny Generating Company	221,249	19,148		240,397
West Virginia Power and Transmission Company	30,226	17,383		47,609
Allegheny Energy Hunlock Creek, LLC	1,960	0		1,960
Green Valley Hydro, LLC	295,994	57,896		353,890
Mountaineer Gas Services	164,857	87,064		251,921
Acadia Bay Energy Co., LLC	208	0		208
AE Supply Lincoln Generating Facility LLC	47,735	164,737		212,472
Alliance Energy Service Part	0	0		0
Buchanan Energy of VA, LLC	223	0		223
Allegheny Pittsburgh Coal Co.	64,164	0		64,164
Allegheny Energy Conemaugh	28,936	0		28,936
AYP Energy, Inc.	3,091	0		3,091
AFN Finance Company	312	0		312
Alliance Gas Services Holdings, LLC	706	(175)		531

TOTAL	267,142,607	370,588,150	0	637,730,757
21
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT	INDIRECT	COMPENSATION		EXCESS	TOTAL
NAME OF NONASSOCIATE COMPANY	COST	COSTS	FOR USE	TOTAL	OR	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED

	458-1	458-2	458-3		458-4

None

TOTAL

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company
22

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE			NONASSOCIATE			TOTAL CHARGES
		COMPANY CHARGES			COMPANY CHARGES			FOR SERVICE
		DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
DESCRIPTION OF ITEMS DESCRIPTION OF ITEMS		COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	TOTAL

920	SALARIES AND WAGES	130,833,949	170,610,270	301,444,219				130,833,949	170,610,270	301,444,219
921	OFFICE SUPPLIES AND EXPENSES	79,565,203	16,586,857	96,152,060				79,565,203	16,586,857	96,152,060
923	OUTSIDE SERVICES EMPLOYED	21,201,178	53,573,781	74,774,959				21,201,178	53,573,781	74,774,959
924	PROPERTY INSURANCE	137,861	182,204	320,065				137,861	182,204	320,065
925	INJURIES AND DAMAGES	855,178	1,099,438	1,954,616				855,178	1,099,438	1,954,616
926	EMPLOYEE PENSIONS AND BENEFITS	(5,579,754)	86,350,416	80,770,662				(5,579,754)	86,350,416	80,770,662
930.1	GENERAL ADVERTISING EXPENSES	24,063	284,632	308,695				24,063	284,632	308,695
930.2	MISCELLANEOUS GENERAL EXPENSES	12,267,179	1,026,354	13,293,533				12,267,179	1,026,354	13,293,533
931	RENTS	26,143,040	7,546,735	33,689,775				26,143,040	7,546,735	33,689,775
403	DEPRECIATION AND AMORTIZATION
	EXPENSE	958,684		958,684				958,684		958,684
408	TAXES OTHER THAN INCOME TAXES	776,489	26,593,006	27,369,495				776,489	26,593,006	27,369,495
409	INCOME TAXES		4,242,546	4,242,546					4,242,546	4,242,546
410	PROVISION FOR DEFERRED INCOME
	TAXES		67,045,331	67,045,331					67,045,331	67,045,331
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT		(65,580,634)	(65,580,634)					(65,580,634)	(65,580,634)
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
419	INTEREST DIVIDEND INCOME		(1,419)	(1,419)					(1,419)	(1,419)
426.1	DONATIONS	883	886,860	887,743				883	886,860	887,743
426	OTHER DEDUCTIONS									0
427	INTEREST ON LONG-TERM DEBT
431	OTHER INTEREST EXPENSE		160,450	160,450					160,450	160,450

INSTRUCTIONS: Total cost of service
will equal for associate and non-associate
companies the total amount billed under
their separate analysis of billing schedules.
TOTAL EXPENSES		267,183,953	370,606,827	637,790,780				267,183,953	370,606,827	637,790,780
Compensation for use of equity capital
430 INTEREST ON DEBT TO ASSOC COS.
TOTAL COST OF SERVICE		267,183,953	370,606,827	637,790,780				267,183,953	370,606,827	637,790,780

23
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

				DEPARTMENT OR SERVICE FUNCTION

		TOTAL			LEGAL	STRATEGIC	FINANCE	AUDIT
	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	EXECUTIVE	GROUP	PLANNING	ADMINISTRATION	SERVICES
920	SALARIES AND WAGES	301,444,219	269,845	26,644,579	5,280,103	2,956,668	1,158,886	1,806,750
921	OFFICE SUPPLIES AND EXPENSES	96,152,060	79,121,332	319,127	625,554	299,871	105,918	49,197
923	OUTSIDE SERVICES EMPLOYED	74,774,959	8,207,688	2,031,055	5,850,298	1,078,364	15,074,397	9,657,498
924	PROPERTY INSURANCE	320,065	62,880			0
925	INJURIES AND DAMAGES	1,954,616	34,325		862,270	0
926	EMPLOYEE PENSIONS AND BENEFITS	80,770,662	(106,007,106)	1,589,483	2,662,656	557,171	579,938	619,630
930.1	GENERAL ADVERTISING EXPENSE	308,695		21	141	14,887
930.2	MISCELLANEOUS GENERAL EXPENSE	13,293,533	12,044,767	766,367	109,285	11,543	95,035	7,520
931	RENTS	33,689,775	22,029,360	113,111	113,822	21,453	5,725	36,886
935	MAINTENANCE OF STRUCTURES AND
	EQUIPMENT
403	DEPRECIATION AND AMORTIZATION
	EXPENSE	958,684	958,684
408	TAXES OTHER THAN INCOME TAXES	27,369,495	27,329,450		40,045
409	INCOME TAXES	4,242,546	4,242,546
410	PROVISION FOR DEFERRED INCOME
	TAXES	67,045,331	67,045,331
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT	(65,580,634)	(65,580,634)
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
419	INTEREST AND DIVIDEND INCOME	(1,419)
426.1	DONATIONS	887,743		858,089
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE
	COMPANIES
431	OTHER INTEREST EXPENSE	160,450	30,028

INSTRUCTIONS: Indicate each department or service
function. (See Instruction 01-3 General
Structure of Accounting System: Uniform
System of Accounts)
TOTAL EXPENSES		637,790,780	49,788,496	32,321,832	15,544,174	4,939,957	17,019,899	12,177,481

23A
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2003

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
		DEPARTMENT OR SERVICE FUNCTION
						CORPORATE	CORPORATE
				ASSET	INFORMATION	RISK	COMMUNICATION
	DESCRIPTION OF ITEMS	CONTROLLER	TREASURER	MANAGEMENT	SYSTEMS	MANAGEMENT	& ADMINISTRATION
920	SALARIES AND WAGES	9,512,123	1,999,100	829,017	15,299,265	2,502,898	1,433,932
921	OFFICE SUPPLIES AND EXPENSES	339,293	57,189	13,994	2,393,893	282,246	116,633
923	OUTSIDE SERVICES EMPLOYED	9,762,134	1,028,435	18,441	7,150,390	383,446	1,050,929
924	PROPERTY INSURANCE	340,231				37
925	INJURIES AND DAMAGES	154,000				156,465
926	EMPLOYEE PENSIONS AND BENEFITS	3,272,119	681,232	287,729	3,980,118	229,102	410,773
930.1	GENERAL ADVERTISING EXPENSE	989			591	16,386	4,346
930.2	MISCELLANEOUS GENERAL EXPENSE	3,720	72,146	320	27,178	833	1,069
931	RENTS	242,954	34,850	13,915	5,117,303	14,400	44,350
935	MAINTENANCE OF STRUCTURES AND
	EQUIPMENT
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
419	INTEREST AND DIVIDEND INCOME
426.1	DONATIONS
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each department or
service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System
of Accounts.)
TOTAL EXPENSES		23,627,563	3,872,952	1,163,416	33,968,738	3,585,813	3,062,032

23B
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2003

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
				ALLEGHENY
				ENERGY	AES	AES
		HUMAN	SYSTEM	SUPPLY	AOH REVENUE	PRODUCTION	AES	AES
	DESCRIPTION OF ITEMS	RESOURCES	SECURITY	ADMINISTRATION	AND COGS	SALES	OPERATIONS	SERVICES
920	SALARIES AND WAGES	3,740,184	954,054	4,799,967	3,375,696	82,938,805	1,794,039	10,764,368
921	OFFICE SUPPLIES AND EXPENSES	170,596	137,824	234,240	952,102	440,792	143,428	394,200
923	OUTSIDE SERVICES EMPLOYED	1,704,986	669,308	23,096	258,899	141,250	28,118	486,560
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES	747,521
926	EMPLOYEE PENSIONS AND BENEFITS	98,697,715	304,846	1,343,958	523,405	28,668,688	197,449	3,693,194
930.1	GENERAL ADVERTISING EXPENSE	57,369			4,629	691
930.2	MISCELLANEOUS GENERAL EXPENSE	5,713	1,456	9,603	43,116	2,450	779	23,758
931	RENTS	173,055	35,795	1,479	2,794,015	(1)	1,627	13,025
935	MAINTENANCE OF STRUCTURES AND EQUIPMENT
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
419	INTEREST AND DIVIDEND INCOME	(1,419)
426.1	DONATIONS							28,759
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE	130,422
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
	TOTAL EXPENSES	105,426,142	2,103,283	6,412,343	7,951,862	112,192,675	2,165,440	15,403,864
23C
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2003

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION

		ALLEGHENY		AP	AP	AP
		POWER	AP	REGULATION	RETAIL	TRANSPORTATION
	DESCRIPTION OF ITEMS	ADMINISTRATION	CORPORATE	& RATES	SERVICES	AND DELIVERY
920	SALARIES AND WAGES	609,101	185,517	2,685,819	27,519,735	92,383,768
921	OFFICE SUPPLIES AND EXPENSES	49,108	33,851	96,773	3,713,492	6,061,408
923	OUTSIDE SERVICES EMPLOYED	53,471	71,319	366,655	5,029,734	4,648,488
924	PROPERTY INSURANCE					(83,083)
925	INJURIES AND DAMAGES				3	32
926	EMPLOYEE PENSIONS AND BENEFITS	266,433	92,956	917,873	7,719,280	29,482,020
930.1	GENERAL ADVERTISING EXPENSE				160,447	48,198
930.2	MISCELLANEOUS GENERAL EXPENSE	3,746	(677)	(24,243)	87,094	955
931	RENTS	6,666	16,804	97,762	1,344,169	1,417,250
935	MAINTENANCE OF STRUCTURES AND EQUIPMENT
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
419	INTEREST AND DIVIDEND INCOME
426.1	DONATIONS				870	25
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
	TOTAL EXPENSES	988,525	399,770	4,140,639	45,574,824	133,959,061

					24

ANNUAL REPORT OF Allegheny Service Corporation

For the Year Ended December 31, 2003

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER
NAME OF DEPARTMENT	INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
Indicate each dept.	TOTAL	PARENT	OTHER	NON	END OF
or service function.	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR

Executive	26,914,425	143,966	26,770,459		16
Legal Group	5,280,104	1,100,078	4,180,026		50
Strategic Planning	2,956,668	586,839	2,369,829		30
Finance Administration	1,158,886	48,784	1,110,102		8
Audit Services	1,806,750		1,806,750		31
Controller	9,512,121	21,828	9,490,293		138
Treasurer	1,999,100	24,468	1,974,632		37
Asset Management	829,017		829,017		11
Information Systems	15,299,265		15,299,265		209
Corporate Risk Management	2,502,898	769	2,502,129		16
Corporate Communication & Administration	1,433,932	2,556	1,431,376		14
Human Resources	3,740,184		3,740,184		47
System Security	954,054		954,054		16
Allegheny Energy Supply Administration	4,799,966	123,559	4,676,407		8
AOH Revenue and COGS	3,375,696		3,375,696		0
Production Sales	82,938,805		82,938,805		1,200
Operations	1,794,039	1,194	1,792,845		30
Services	10,764,368	3,842	10,760,526		140
Allegheny Power Administration	609,101		609,101		2
AP Corporate	185,517		185,517		0
Regulation and Rates	2,685,819		2,685,819		39
Retail Services	27,519,736	2,126	27,517,610		585
Transportation and Delivery	92,383,768	179	92,383,589		2,510

TOTAL	301,444,219	2,060,188	299,384,031	0	5,137

In 1997 virtually all employees of associated companies were transferred to Allegheny Energy Service
Corporation.

		25
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED	ADDRESS	AMOUNT

Legal Services:

Vendors Over $25,000		7,791,937

SULLIVAN & CROMWELL	125 BROAD STREET NEW YORK NY	2,125,276
SHEARMAN & STERLING	599 LEXINGTON AVE NEW YORK NY	997,826
WINSTON & STRAWN LLP	36235 TREASURY CTR CHICAGO IL	704,960
WACHTELL LIPTON ROSEN & KATE	51 W 62ND ST NEW YORK NY	513,393
REED SMITH LLP	2500 ONE LIBERTY PL PHILADELPHIA PA	382,044
JACKSON KELLY PLLC	ATTORNEYS AT LAW CHARLESTON WV	311,444
ZEVNIK HORTON LLP	77 W WACKER DR CHICAGO IL	304,141
KING & SPALDING	PO BOX 116133 ATLANTA GA	292,075
BUCHANAN INGERSOLL PROF CORP	301 GRANT ST PITTSBURGH PA	260,576
GREINER & CHADSEY	5687 MAIN BUFFALO NY	214,884
DEWEY BALLANTINE LLP	1301 AVENUE OF THE AMERICAS NEW YORK NY	195,663
MAYER BROWN ROWE & MAW	2027 COLLECTION CENTER DR CHICAGO IL	170,000
MURPHY & SHAFFER	36 S CHARLES ST SUITE 1400 BALTIMORE MD	153,912
THORP REED & ARMSTRONG LLP	301 GRANT ST PITTSBURGH PA	129,150
BELL & BANDS PLLC	PO BOX 1723 CHARLESTON WV	117,513
VENABLE BAETJER & HOWARD LLP	PO BOX 630798 BALTIMORE MD	102,533
KLETT ROONEY LIEBER & SCHORLING	ONE OXFORD CTR 40TH FL PITTSBURGH PA	90,118
DICKSTEIN SHAPIRO MORIN &	2101 L ST NW WASHINGTON DC	77,808
MEYER DARRAGH BUCKLER	114 S MAIN ST GREENSBURG PA	66,689
ROBINSON & MCELWEE PLLC	PO BOX 1791 CHARLESTON WV	63,396
RYAN RUSSELL OGDEN & SELTZER LLP	1105 BERKSHIRE BLVD STE 330 WYOMISSING PA	62,375
KIRKPATRICK & LOCKHART LLP	535 SMITHFIELD ST PITTSBURGH PA	62,309
J CHRISTOPHER LAGOW	830 E MAIN ST STE 1500 RICHMOND VA	57,384
THELEN REID & PRIEST LLP	40 W 57TH ST NEW YORK NY	42,950
MBIA INSURANCE	113 KING ST ARMONK NY	42,270
CHADBOURNE & PARKE LLP	30 ROCKEFELLER PLZ NEW YORK NY	35,458
M & G DESAVAGE & SCALES & MURRAY	RR 1 BOX 270 B JEANNETTE PA	35,278
D & C ST ONGE & SCALES & MURRAY	PO BOX 95 CLARIDGE PA	34,966
SKADDEN ARPS SLATE MEAGHER	PO BOX 1764 WHITE PLAINS NY	29,870
PHILLIPS & FALDOWSKI PC	29 E BEAU ST WASHINGTON PA	29,814
SOMMER BARNARD ACKERSON	1 INDIANA SQ INDIANAPOLIS IN	29,606
BRODY & ASSOCIATES LLC	1177 SUMMER ST STAMFORD CT	28,379
ISRAEL WOOD PUNTIL & GRIMM PC	GRANT BLDG STE 501 PITTSBURGH PA	27,877

Miscellaneous - Under $25,000 (63)		260,549

Total Legal Service		8,052,486

Audit Services

Vendors Over $25,000		9,642,886
		25A
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	each type of service
FROM WHOM PURCHASED	ADDRESS	AMOUNT
PRICEWATERHOUSE COOPERS LLP	500 W BURR BLVD TEANECK NJ	9,642,886

Miscellaneous - Under $25,000 (1)		0

Total Audit Service		9,642,886

Medical Services

Vendors Over $25,000		196,950

GATEWAY REHABILITATION CENTER	MOFFETT RUN RD ALIQUIPPA PA	90,616
DRUG TESTING PROGRAMS	PO BOX 157 BRIDGEVILLE	77,144
PROFESSIONAL HEALTH SERVICES INC	83 S EAGLE RD HAVERTOWN PA	29,190

Miscellaneous - Under $25,000 (125)		165,691

Total Medical Service		362,641

Engineering Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (8)		45,363

Total Engineering Service		45,363

Temporary Staffing Services

Vendors Over $25,000		5,420,879

ALLEGIS GROUP SERVICES INC	2001 CENTERPOINT PKWY PONTIAC MI	2,584,805
TECHNICAL SOLUTIONS INC	1817 GOLDEN MILE HWY PITTSBURGH PA	711,055
RESOURCES CONNECTION	1670 ONE PPG PL PITTSBURGH PA	624,303
MANPOWER INC	500 MARKET ST STEUBENVILLE OH	447,423
ROBERT HALF MGMT RESOURCES	12400 COLLECTIONS CENTER DR CHICAGO IL	328,327
PRICEWATERHOUSE COOPERS LLP	500 FRANK W BURR BLVD TEANECK NJ	224,000
FL RISKCNTL CONSULTING INC	301 WEST 57TH ST #11D NEW YORK NY	170,813
ACCOUNTEMPS	120 FIFTH AVENUE PLACE PITTSBURGH PA	141,853
RETEC GROUP INC	PO BOX 99859 CHICAGO IL	81,372
PARSONS POWER GROUP INC	PO BOX 915113 DALLAS TX	71,603
MAGIC LANTERN FILM & THEATER INC	FRANKLIN D ROOSEVELT STA NEW YORK NY	35,325

Miscellaneous - Under $25,000 (8)		111,614

Total Temporary Staffing		5,532,493
25B
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for
	each type of service.
FROM WHOM PURCHASED		AMOUNT
Rates Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (1)		11,038

Total Rates Service		11,038

Credit and Collection Services

Vendors over $25,000		41,333

EQUIFAX CREDIT INFORMATION		41,333

Miscellaneous - Under $25,000 (10)		27,896

Total Credit and Collection Service		69,229

Contract Work

Vendors Over $25,000		5,186,485

C & M COURIER SERVICE INC	BOX 4520 BRIDGEPORT WV	711,028
US SECURITY ASSOC INC	PO BOX 931703 ATLANTA GA	591,502
FAYETTE CO COMMUNITY ACTION	140 N BEESON AVE UNIONTOWN PA	505,528
L J ASSOC INC	200 PLEASANT UNITY RD STE 112 LATROBE PA	476,829
LOWES HOME IMPROVEMENT WHSE	PO BOX 281791 ATLANTA GA	267,168
COMMUNITY ACTION SOUTHWEST	315 EAST HALLAM AVE WASHINGTON PA	262,035
WESTMORELAND HOUSING AUTH	RR 6 BOX 223 GREENSBURG PA	231,698
IBM CORP	2100 CORP DR WEXFORD PA	229,853
STORAGE TECHNOLOGY CORP	2270 S 88TH ST LOUISVILLE CO	200,540
INSIGHT SERVICES	345 MT LEBANON AVE PITTSBURGH PA	187,495
SIEMENS POWER TRANSMISSION &	DISTRIBUTION INC PALATINE IL	162,740
PITNEY BOWES INC	37 EXECUTIVE DR DANBURY CT	140,270
S CENTRAL COMMUNITY ACTION	153 N STRATTON ST GETTYSBURG PA	101,595
COMDISCO NETWORK SERVICES	7145 COLLECTION CTR CHICAGO IL	96,156
OCE PRINTING SYSTEMS USA INC	5600 BROKEN SOUND BLVD BOCA RATON FL	93,164
AREVA T & D CORP	PO BOX 88808 CHICAGO IL	86,235
RELATIONAL FUNDING CORP	135 S LASALLE ST CHICAGO IL	76,917
VERIZON CALL CENTER SERVICES	5004 CAMELBACK LANE FREDERICK MD	74,824
KNEPPER PRESS CORP	1120 ROBB HILL RD OAKDALE PA	64,277
CENTRAL PA COMMUNITY ACTION	PO BOX 792 CLEARFIELD PA	61,183
NATL ASSOC OF SYSTEM	ADMINISTRATORS CRYSTAL LAKE IL	56,484
CORPORATE PC SOURCE	1143 MOMENTUM PL CHICAGO IL	51,893
NETSCOUT SYSTEMS INC	310 LITTLETON RD WESTFORD MA	47,585
CLEAN HARBORS ENVIRONMENTAL	2876 KRAMER RD GIBSONIA PA	46,143
25C
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT
CENTER FOR COMMUNITY SERVICES	10241 LINCOLN HWY EVERETT PA	42,020
BEDFORD-FULTON HOUSING	SERVICE INC EVERETT PA	38,340
SUNGARD AVAILABILITY SERVICES	PO BOX 91233 CHICAGO IL	37,350
IPC INFORMATION SYSTEMS INC	PO BOX 18666 NEWARK NJ	34,981
WASHINGTON GROUP INTL	PO BOX 96800 CHICAGO IL	33,430
TELEDATA CONTROL INC	ACCOUNTS REC DEPT E RUTHERFORD NJ	33,371
SEDA COUNCIL OF GOVERNMENTS	201 FURNACE RD LEWISBURG PA	32,806
ENVISION TELEPHONY INC	615 2ND AVE STE 402 SEATTLE WA	31,789
COLT ATLANTIC SERVICES	1845C SOUTH LEE COURT BUFORD GA	27,110
INTERTECH SECURITY LLC	519 E MAIN ST STE 201 CARNEGIE PA	26,098
P J MECHANICAL SERVICE	135 W 18TH ST NEW YORK NY	26,048

Miscellanous Under $25,000 (128)		556,833

Total Contract Work		5,743,318

License and Maintenance Services

Vendors Over $25,000		7,430,961

IBM CORP	2100 CORPORATE DR WEXFORD PA	1,020,715
AREVA T & D CORP	PO BOX 88808 CHICAGO IL	735,891
COMPUTER ASSOC INTL INC	PO BOX 360355 PITTSBURGH PA	447,775
MICROSOFT MSLI GP	6100 NEIL RD RENO NV	442,424
ORACLE CORP	517 ROUTE 1 SOUTH ISELIN NJ	420,628
EISTREAM VIEWSTAR INC	PO BOX 93104 LUBBOCK TX	368,070
CONVERGENT GROUP	PO BOX 910729 DALLAS TX	246,250
CAT TECHNOLOGY	PO BOX 39000 SAN FRANCISCO CA	208,134
LODESTAR CORP	2 CORPORATION WAY PEABODY MA	199,096
IBM	2906 E ELFINWIND RD ALLISON PARK PA	194,050
OMI INTL INC	1501 WOODFIELD RD SCHAUMBURG IL	185,512
BENEFACTOR FUNDING CORP	C/O REDSIREN INC DENVER CO	173,976
COMPUWARE CORP	983 UNIVERSITY AVE BLDG D LOS GATOS CA	161,827
UTILITY ASSOC INC	7 PIEDMONT CTR STE 300 ATLANTA GA	159,600
SOFTWARE SPECTRUM INC	PO BOX 848264 DALLAS TX	133,765
MAINLINE INFORMATION SYSTEMS	404 ONEIDA TRAIL MERCER PA	130,926
CANDLE CORP	9800 RICHMOND SUITE 600 HOUSTON TX	125,644
CGI	111 DUKE ST MONTREAL QUEBECK CANADA	116,664
INTEG ENTERPRISE CONSULTING	38 EAST PARK STREET NEWARK NJ	100,289
COGNOS CORPORATION	PENN CENTER WEST TWO PITTSBURGH PA	95,769
NEW ENERGY ASSOC LLC	PO BOX 116022 ATLANTA GA	86,900
POWERPLAN CONSULTANTS INC	1600 PARKWOOD CIRCLE ATLANTA GA	79,494

25D
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT
DAP TECHNOLOGIES CORP	661 RT 3 UNIT D PLATTSBURGH NY	78,750
BMC RECEIVABLES CORP #5	PO BOX 203070 HOUSTON TX	74,500
TERRY WATERBURY	6355 FAIRWAY VIEW COVE BARTLETT TN	70,064
DIGITAL INSPECTIONS	PO BOX 350020 BOSTON MA	69,000
GDT INC	PO BOX 3506 BOSTON MA	67,750
TWENTY FIRST CENTURY	SERVICES INC NEWTON SQUARE PA	66,746
IRON MOUNTAIN OSDP	PO BOX 27129 NEW YORK NY	64,610
NORTEL NETWORKS INC	3985 COLLECTION CENTER DR CHICAGO IL	58,951
OSI SOFTWARE INC	777 DAVIS ST SUITE 250 SAN LEANDRO CA	53,477
HALOGEN SOFTWARE INC	17 AURIGA DR OTTAWA ON CANADA	53,308
LOGICAL INFORMATION MACHINES	120 W MADISON AVENUE STE 1200 CHICAGO IL	52,285
EPICOR SOFTWARE CORP	195 TECHNOLOGY DR IRVINE CA	49,909
BENTLEY SYSTEMS INC	PO BOX 828836 PHILADELPHIA PA	49,016
GE CAPITAL IT SOLUTIONS INC	PO BOX 281724 ATLANTA GA	46,470
MAXIMUS	998 OLD EAGLE SCHOOL RD WAYNE PA	45,431
BILLSERVE INC	211 N LOOP 1604 E SAN ANTONIO TX	43,527
PRIMAVERA SYSTEMS INC	50 MAIN ST WHITE PLAINS NY	43,460
STERLING COMMERCE INC	PO BOX 73199 CHICAGO IL	39,195
METAVANTE CORP	4900 W BROWN DEER RD DEER WI	38,622
OPTIMUS SOLUTIONS LLC	ONE PIERCE PLACE ITASCA IL	36,869
MAPFRAME CORP	4514 COLE AVE DALLAS TX	36,632
CERIDIAN EMPLOYER SERVICES	PO BOX 10989 NEWARK NJ	36,603
HYPERION SOLUTIONS CORP	DEPT 33389 SAN FRANCISCO CA	34,647
ALLEN SYSTEMS GROUP INC	PO BOD 862028	34,419
DATA PROCESSING SCIENCES CORP	TWO PARKWAY CENTER SUITE 119 PGH PA	34,032
ADOBE SYSTEMS INC	PO BOX ADOBE CARMEL VALLEY CA	30,574
BEA SYSTEMS INC	2315 N FIRST ST SAN JOSE CA	30,384
STORAGE TECHNOLOGY CORP	2270 S 88TH ST LOUISVILLE CO	30,275
CORP SOFTWARE & TECHNOLOGY	2 EDGEWATER DR NORWOOD MA	30,063
SAS INSTITUTE INC	BOOK SALES DEPT CARY NC	29,913
ASCENT SYSTEMS	785 PINE VALLEY DR PITTSBURGH PA	29,324
SELECT BUSINESS SOLUTIONS INC	5040 SHOREHAM PLACE SAN DIEGO CA	29,221
SYBASE INC	FILE #72417 SAN FRANCISCO CA	28,961
ANACOMP INC	PO BOX 70368 CHICAGO IL	28,550
LEVI RAY & SHOUP INC	ATTN ACCOUNTS RECEIVABLE SPRINGFIELD IL	26,743
SECURE COMPUTING CORP	NW 7182 MINNEAPOLIS MN	25,281

Miscellaneous - Under $25,000 (141)		601,231

Total License and Maintenance Services		8,032,192
25E
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

Other Services

Vendors Over $25,000		36,279,996

DELOITTE & TOUCHE	PO BOX 277694 ATLANTA GA	20,153,862
ALVAREZ & MARSAL INC	101 E 52ND ST NEW YORK NY	1,107,680
HEIDRICK & STRUGGLES INC	1133 PAYSPHERE CIR CHICAGO IL	1,267,063
LEK CONSULTING LLC	1 N WAGNER DR CHICAGO IL	1,050,115
MELLON INVESTOR SERVICES LLC	PO BOX 360857 PITTSBURGH PA	1,030,741
CHICAGO TITLE INSURANCE CO	85 W WASHINGTON ST HAGERSTOWN MD	1,362,047
ZOLFO COOPER LLC	292 MADISON AVE NEW YORK NY	751,004
MBIA INSURANCE	113 KING ST ARMONK NY	730,674
RESOURCES CONNECTION	1670 ONE PPG PL PITTSBURGH PA	665,843
ERNST & YOUNG LLP	PO BOX 640382 PITTSBURGH PA	524,364
R R DONNELLEY RECEIVABLES INC	PO BOX 905151 CHARLOTTE NC	474,909
L J ASSOC INC	200 PLEASANT UNITY RD STE 112 LATROBE PA	469,175
PUBLIC STRATEGIES INC	PO BOX 203010 HOUSTON TX	442,924
JOELE FRANK	140 E 45TH ST NEW YORK NY	284,691
SHEARMAN & STERLING	599 LEXINGTON AVE NEW YORK NY	262,432
ADP INVESTOR COMM SERVICES	PO BOX 23487 NEWARK NJ	225,324
EPRI	1355 WILLOW WAY STE 278 CONCORD CA	223,900
SALOMON SMITH BARNEY INC	NEW YORK NY	206,297
CLIFFORD CHANCE US LLP	2001 K STREET NW WASHINGTON DC	195,863
BIZET & CO LTD	661 ANDERSEN DR PITTSBURGH PA	190,300
MELLON CONSULTANTS INC	DEPT CH 14061 PALATINE IL	209,900
FTI CONSULTING INC	PO BOX 630391 BALTIMORE MD	174,859
PROXY SERVICES CORP	PO BOX 18878 NEWARK NJ	155,404
CIBER	1500 ARDMORE BLVD SUITE 402 PITTSBURGH PA	148,895
TOWERS PERRIN INC	1001 19TH N STE 1500 ROSSLYN VA	137,324
ALIX PARTNERS	HAGERSTOWN MD	132,254
GOLDMAN SACHS & CO	85 BROAD ST NEW YORK NY	130,670
GLOBAL INSIGHT USA INC	PO BOX 945937 ATLANTA GA	127,060
ROBERT HALF MGMT RESOURCES	12400 COLLECTIONS CENTER DR CHICAGO IL	123,054
NY STOCK EXCHANGE INC	PO BOX 4530 NEW YORK NY	120,242
ERNST & YOUNG LLP	PO BOX 640382 PITTSBURGH PA	120,049
LCG CONSULTING INC	4962 EL CAMINO REAL LOS ALTOS CA	113,500
ACORDIA EMPLOYERS SERVICE CORP	PO BOX 3389 CHARLESTON WV	101,801
LEK CONSULTING	PO BOX 845288 BOSTON MA	98,947
BALTIMORE GAS & ELECTRIC	WIRES HAGERSTOWN MD	98,148
WALKER INFORMATION INC	PO BOX 663756 INDIANAPOLIS IN	95,928
ALLEGIS GROUP SERVICES INC	2001 CENTERPOINT PKWY PONTIAC MI	92,164
SUNGARD AVAILABILITY SERVICES	PO BOX 91233 CHICAGO IL	86,793
JUSTIFACTS CREDENTIALS	8085 SALTSBURG RD SUITE 100 PITTSBURGH PA	81,314
PRINCE SOFTWARE INC	3 PEARL CT ALLENDALE NJ	79,831
FOSTER WHEELER DEVELOPMENT	PO BOX 18076 NEWARK NJ	76,802
JANA O SHEFFER	315 W 2ND ST FREDERICK MD	75,298
OPTIONS GROUP	121 E 18TH ST NEW YORK NY	75,000
25F
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

A C COY CO	400 TECHNOLOGY DR SOUTHPOINTE CANONSBURG PA	73,798
BUSINESS WIRE	PO BOX 60270 LOS ANGELES CA	73,619
L J AVIATION	200 PLEASANT UNITY RD #112 LATROBE PA	72,170
MEDIATION RESEARCH & EDUCATION	850 N LAKE SHORE DR CHICAGO IL	67,882
KFORCE.COM	FOSTER PLAZA VI PITTSBURGH PA	66,720
RAPIDIGM INC	4400 CAMPBELLS RUN RD PITTSBURGH PA	65,231
DELPHI CONSULTING INC	2435 WEST PIKE ST HOUSTON PA	65,011
CULVER CO INC	104 BRIDGE RD SALISBURY MA	63,820
MACKENZIE PARTNERS INC	156 FIFTH AVE NEW YORK NY	63,475
PHOENIX SOLUTIONS	PO BOX 642228 PITTSBURGH PA	60,597
CMRW	499 PARK AVE NEW YORK NY	60,000
MGMT RECRUITERS &	9600 GREEN CT STE 100 ANN ARBOR MI	60,000
CITIGROUP GLOBAL MARKETS INC	388 GREENWICH ST NEW YORK NY	57,712
BENEFACTOR FUNDING CORP	REDSIREN INC DENVER CO	57,014
STRATEGIC DECISIONS GROUP	135 S LASALLE ST CHICAGO IL	55,844
SEWARD & KISSEL	HAGERSTOWN MD	50,569
CLARITAS	PO BOX 7247-7380 PHILADELPHIA PA	50,000
INTERTECH SECURITY LLC	519 E MAIN ST STE 201 CARNEGIE PA	47,119
MERRILL COMM LLC	CM 9638 ST PAUL MN	45,438
SKIPPING STONE INC	919 CONESTOGA BLDG 3 STE 300 ROSEMONT PA	45,007
LEHIGH UNIVERSITY	526 BRODHEAD AVE BETHLEHEM PA	44,290
CARTER LEDYARD & MILBURN	2 WALL ST NEW YORK NY	43,887
TEK SYSTEMS INC	PO BOX 630853 BALTIMORE MD	43,452
TOWERS PERRIN	600 GRANT ST PITTSBURGH PA	42,401
909 THIRD CO LP	MADISON AVE NEW YORK NY	40,524
ITRON INC	2818 N SULLIVAN RD SPOKANE WA	39,936
ADP PROXY SERVICES	PO BOX 23487 NEWARK NJ	37,656
INVESTORCOM INC	800 THIRD AVE NEW YORK NY	37,303
ROBERT HALF FINANCE & ACCTG	FILE 73484 SAN FRANCISCO CA	34,600
KNEPPER PRESS CORP	1120 ROBB HILL RD OAKDALE PA	33,357
GARTNER INC	PO BOX 911319 DALLAS TX	32,778
STANDARD & POOR'S	2542 COLLECTION CENTER DR CHICAGO IL	32,475
PROFESSIONAL DOCUMENTS	SERVICE LLC MCLEAN VA	31,670
WSI CORP	PO BOX 101332 ATLANTA GA	31,265
KLETT ROONEY LIEBER & SCHORLING	ONE OXFORD CTR 40TH FL PITTSBURGH PA	30,462
CRITT GRAHAM ASSOC	2970 CLAIRMONT RD STE 850 ATLANTA GA	30,033
ACCORD GROUP	1225 EYE STREET NW WASHJNGTON DC	30,000
INTEGRAL STRATEGIES INC	2300 SAINTE CLAIRE PLAZA PITTSBURGH PA	28,990
TGENERGY INC	PO BOX 158 BOONSBORO MD	28,727
THE BRATTLE GROUP	44 BRATTLE ST CAMBRIDGE MA	28,554
ROTHFUSS ENGINEERING CO	10610 IRON BRIDGE RD STE 5 JESSUP MD	25,968
JP MORGAN SECURITIES INC	277 PARK AVENUE 40TH FL NEW YORK NY	25,897
AMERICAN ARBITRATION ASSOC INC	960 WARREN AVE E PROVIDENCE RI	25,300
TREASURY STRATEGIES INC	309 W WASHINGTON ST CHICAGO IL	25,000
25G
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED	AMOUNT
Miscellaneous - Under $25,000 (268)	1,003,316

Total Other Services	37,283,312

TOTAL OUTSIDE SERVICES	74,774,959

These amounts summarize all outside services employed and may include charges to accounts
Throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in
Total with any particular line on Schedule XV, but are distributed among various lines.
		26

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS:		Provide a listing of each pension plan and benefit
program provided by the service company. Such
listing should be limited to $25,000.

DESCRIPTION		AMOUNT

Employee welfare payments		232,833
Corporate pension plan		11,524,015
Long-term disability		1,826,688
Employee moving expense		1,910,190
Group medical		27,223,250
Group life insurance		8,549,880
Savings plan expense		7,807,297
Employee education assistance		333,422
Group dental		2,103,024
Group Vision		848
Postretirement benefits other than pensions		20,691,996
Workforce Reduction		1,951,995
Benefits allocated functionally		(21,014,274)
Health & Dependent care spending plan		225,576
Miscellaneous		14,815
Benefits Administration		25,349
Employee Award Programs		30,437
Executive Retirement		17,333,321

	TOTAL	80,770,662
				27
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account930.1, "General Advertising Expenses", classifying
	Classifying the items according to the nature of the advertising and as defined in the account
	definition. If a particular class includes an amount in excess of $3,000 applicable to a single
	payee show separately the name of the payee and the aggregate amount applicable thereto.

	DESCRIPTION		NAME OF PAYEE NAME OF PAYEE	AMOUNT
	General Advertising:
			PITTSBURGH PIRATES	124,800
			DRAKE ADVERTISING	58,810
			SPOKANY & CO	21,075
			CHARLESTON ALLEY CATS	18,060
			US BANK CORP	17,933
			HOT JOBS.COM	13,885
			POSTMASTER	11,019
			COMAR INC	9,936
			ADS/DAC GROUP	4,880
			INTERSPACE SERVICES INC	4,326
			MOORE SYNDICATION	3,000

			Various	20,971
				308,695

		TOTAL		308,695
		28

ANNUAL REPORT OF Allegheny Energy Service Corporation Orporation

For the Year Ended December 31, 2003

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account
	930.2, "Miscellaneous General Expenses", classifying
	such expenses according to their nature. Payments and
	expenses permitted by Sections 321(b)(2) of the Federal
	Election Campaign Act, as amended by Public Law 94-283
	in 1976 (2 U.S.C. 441(b)(2)) shall be separately
	classified.

	DESCRIPTION	AMOUNT

Financial expenses		166,317
Directors fees and expenses		47,771
Corporate membership dues		889,019
Miscellaneous		146,602
Capital Allocations		12,043,823

	TOTAL	13,293,532
		29

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

RENTS
ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account
931, "Rents", classifying such expenses by major
Groupings of property, as defined in the account
Definition of the Uniform System of Accounts.

TYPE OF PROPERTY		AMOUNT

Office Space and Buildings		2,919,496
Computer Equipment		7,267,617
Software		18,159
Communication Equipment		442,865
Furniture and Equipment		495,857
Office Space - Affiliated		7,635,037
Office furniture and equipment - Affiliated		14,488,238
Miscellaneous		422,506

	TOTAL	33,689,775
		30
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than
	Income Taxes". Separate the analysis into two groups:
	(1) other than U.S. Government taxes, and (2) U.S.
	Government taxes. Specify each of the various kinds
	of taxes and show the amount thereof. Provide a
	subtotal for each class of tax.

	KIND OF TAX	AMOUNT

(1)	Other than U.S. Government Taxes:

	State unemployment tax	748,426
	Franchise tax	3,569
	State gross premium & license	86,268
	General corporation tax	13,374
	State Sales tax	726,762
	State Use tax	13,479
	Other	48

	Total Other than U. S. Government Taxes	1,591,926

(2)	U.S. Government Taxes:

	FICA	25,417,773
	Federal unemployment	319,751
	Federal Other	40,045

	Total U. S. Government Taxes	25,777,569

	TOTAL	27,369,495
		31

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account
	426.1, "Donations", classifying such expenses by its
	purpose. The aggregate number and amount of all
	items of less than $3,000 may be shown in lieu of
details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

DOLLAR ENERGY FUND	CONTRIBUTION	180,000
EDISON ELECTRIC INSTITUTE	MEMBERSHIP DUES	178,422
ELECTRIC POWER SUPPLY ASSOC	MEMBERSHIP DUES	160,000
ELECTRIC POWER RESEARCH	PROFESSIONAL SERVICES	63,386
UNITED WAY OF WESTMORELAND CO	CONTRIBUTION	62,839
ELECTRIC POWER GENERATION ASSOC	MEMBERSHIP DUES	39,833
HAGERSTOWN YMCA	CONTRIBUTION	20,000
WV CHAMBER OF COMMERCE	MEMBERSHIP DUES	20,000
ALLEGHENY COMM CONNECT INC	PROFESSIONAL SERVICES	16,651
RELIGIOUS COALITION	CONTRIBUTION	15,000
UNITED WAY OF WASHINGTON CO	CONTRIBUTION	13,005
UNITED WAY OF MARION CO	CONTRIBUTION	11,692
CATHOLIC COMMUNITY SERVICES	CONTRIBUTION	10,000
SALVATION ARMY	CONTRIBUTION	10,000
MID-AMERICA INTERCONNECTED	MEMBERSHIP DUES	7,936
UNITED WAY OF MONONGAHELA	CONTRIBUTION	7,921
WASHINGTON CO CCAC	CONTRIBUTION	7,100
ALLEGHENY CO DEPT OF SOCIAL	CONTRIBUTION	6,200
MASON-DIXON COUNCIL INC	CAPITAL CONTRIBUTION	5,000
UNIVERSITY OF PITTSBURGH AT	CONTRIBUTION	5,000
WASHINGTON CO MUSEUM OF FINE ART	CONTRIBUTION	5,000
UNITED WAY OF HARRISON CO	CONTRIBUTION	4,882
UNITED WAY OF ALLEGHENY CO	CONTRIBUTION	3,686
PAGE ONE	CONTRIBUTION	3,000
Miscellaneous (79)		31,190
	Total	887,743
			32

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS:		Provide a listing of the amount included in Account
		426.5, "Other Deductions", classifying such expenses
	according to their nature.

	DESCRIPTION	NAME OF PAYEE	AMOUNT

None

		TOTAL	0
33

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2003

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes
regarding the statement of income or any account
thereof. Furnish particulars as to any significant
increase in services rendered or expenses incurred
during the year. Notes relating to financial
statements shown elsewhere in this report may be
indicated here by reference.

None other than those specifically noted on various pages.

34
ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

ALLEGHENY ENERGY ORGANIZATIONAL STRUCTURE AS OF 12/31/2003

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

PRESIDENT (ALLEGHENY POWER)

VICE PRESIDENT

DIRECTOR, CUSTOMER SERVICE

DIRECTOR, SALES & MARKETING

SENIOR CONSULTANT

DIRECTOR, FIBER & DATA

DIRECTOR, SAFETY, ENV, BLDG SVCS & TRNG

DIRECTOR, PROCUREMENT

DIRECTOR, ENERGY PROCUREMENT

VICE PRESIDENT

DIRECTOR, OPERATIONS

DIRECTOR, OPERATIONS

DIRECTOR, OPERATIONS

DIRECTOR, SUPPORT SERVICES

DIRECTOR, T & D SERVICES

DIRECTOR, OPERATIONS

DIRECTOR, OPERATIONS

DIRECTOR, PLANNING & SYSTEM OPS

DIRECTOR, ASSET MANAGEMENT

DIRECTOR, ENERGY PROCUREMENT

DIRECTOR, SYSTEM OPERATIONS

INTERIM DIRECTOR, HR

DIRECTOR, SYSTEM SECURITY

DIRECTOR, COMPENSATION & BENEFITS

DIRECTOR, EMP RELATIONS & ORG. DEV.

GM, SUPPLY BUSINESS SUPPORT

GM, AP BUSINESS SUPPORT

34A

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

VICE PRESIDENT, EXTERNAL AFFAIRS

DIRECTOR, STATE AFFAIRS

DIRECTOR, STATE AFFAIRS

DIRECTOR, STATE AFFAIRS

DIRECTOR, STATE AFFAIRS

VP, STATE AFFAIRS

VP & GENERAL COUNSEL

DEPUTY GENERAL COUNSEL, CORPORATE & FIN

DEPUTY GENERAL COUNSEL, SECURITIES

DEPUTY GENERAL COUNSEL, SUPPLY

DEPUTY GENERAL COUNSEL, DELIVERY

ACTING SECRETARY

VP, CORPORATE COMMUNICATIONS

MANAGER, COMMUNICATIONS (AP)

MANAGER, COMMUNICATIONS (SUPPLY)

VP, STRATEGIC PLANNING & CCO

DIRECTOR, CORPORATE DEVELOPMENT

VP, PORTFOLIO OPTIMIZATION

GM, SHORT-TERM OPTIMIZATION

DIRECTOR, PLANNING, MODEL & FORECAST

MANAGER, ORIGINATION

SR. VP & CHIEF FINANCIAL OFFICER

VP & TREASURER

DIRECTOR, CASH MANAGEMENT

DIRECTOR, CORPORATE FIN MGMT

DIRECTOR, REGULATION & RATES

34B

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

VP, CONTROLLER AND CHIEF ACCOUNTING OFFICER

ASSISTANT CONTROLLER, EXTERNAL REPORTING

DIRECTOR, REGULATED ACCOUNTING

DIRECTOR, PARENT COMPANY ACCOUNTING

DIRECTOR, FINANCIAL PLANNING & MANAGEMENT

DIRECTOR, UNREGULATED ACCOUNTING

DIRECTOR, FINANCE PERFORMANCE IMPROVEMENT

GM, SHARED SERVICES

DIRECTOR, TAXES

MGR, INCOME TAXES & TAX PLANNING
MGR, TAX ACCTG & SPECIAL PROJECT

DIRECTOR, FINANCE (AP)

DIRECTOR, INVESTOR RELATIONS

DIRECTOR, FINANCE & REENGINEERING

MANAGER, SUPPLY FINANCIAL MGMT

DIRECTOR, AUDIT SERVICES

CHIEF RISK OFFICER

DIRECTOR, CREDIT & EVENT AND RISK MANAGEMENT

DIRECTOR, TAXES

DIRECTOR, INFORMATION SERVICES

PRES. ALLEGH. ENERGY SUPPLY CO. LLC

VP, SUPPLY OPERATIONS

DIRECTOR, FUEL & POWER MARKETS

REGIONAL DIRECTOR, MIDWEST REGION AND CT'S

REGIONAL DIRECTOR

34C

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

VP, SUPPLY OPERATIONS continued:

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL MANAGER, ADMIN

REGIONAL MANAGER, ADMIN

DIRECTOR, ENGINEERING AND CONSTRUCTION

DIRECTOR, BUSINESS SUPPORT

DIRECTOR, CONTROL AREA & REMOTE UNIT OVERS

DIRECTOR, TECHNICAL SERVICES

35

Annual Report of ALLEGHENY ENERGY SERVICE CORPORATION

2003 Methods of Allocation

Costs of Rendering Services:

          Costs of Rendering Services:

A.     The costs of rendering services by Allegheny Energy Service Corporation (AESC) include all costs of doing business including interest on debt but excluding a return for the use of AESC's initial equity capital of $50,000.

B.     1.     AESC maintains a separate record of the expenses for each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the department but which are necessary to its operation.

         2.     The aggregate of these expenses will be referred to hereinafter as "Departmental Expenses,"
                 and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life insurance, pensions, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses of training and development of AESC employees, rents, dues and memberships, and all other expenses attributable to, or necessary to the operation of, the department.

         3.     Departmental Expenses do not include:

                 a.     Those incremental out-of-pocket expenses that are incurred for the direct benefit and convenience of a particular Client Company or a group of Client Companies and are to be charged solely to such Client Company or group of Client Companies, and;

                 b.     AESC Overhead Expenses. Such expenses include, among others, costs of maintaining the corporate existence of AESC, taxes, and other expenses, such as outside auditing and legal fees.

C.     1.     Employees in each department are divided into two groups:

                  a.     Employees directly engaged in rendering services to Client Companies or to AESC.

                  b.     Secretaries, clerical, office service and other employees, who are not engaged directly in rendering services to Client Companies or to AESC.

35A

         2.     Employees directly engaged in rendering services to Client Companies or to AESC maintain records showing time employed in rendering services, nature of services rendered, and identity of companies or groups of companies served. Support staff expenses are billed based on the billings of employees directly engaged in rendering services for the respective department.

D.     Key Allocation Factors

         1.     Delivery and Supply Allocation Factor (60, OPERCO)

                 a.     Departmental and incremental out-of-pocket expenses expended for all energy sales companies are allocated to each company in the group based on the ratio of the total allocation factor of such company.

                 b.     The allocation factor applicable to these companies during any year is the average of the quotients of:

                         (1)     A three year average of expenses of such businesses (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and
                                   Maintenance Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the
                                   Federal Power Act at the close of each of the three years immediately preceding the current year divided by the total of the average expenses of all businesses for the same period;

                         (2)     A three year average of kWhs sold by such business to customers (excluding other related businesses) at the close of each of the three years immediately preceding the current year divided by the total average number of kWhs so sold by all businesses during the three years;

                         (3)       A three year average of electric plant-in-service on the books of such businesses
                                    (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the average of electric plant-in-service (less reserves for depreciation and amortization) on the books of all businesses at the close of each of such three years; and

                         (4)      If the use of the aforesaid bases of allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

35B

2.     All System Companies Allocation Factor (ALLCO_MG)

          a.     Departmental and incremental out-of-pocket expenses expended for a group which includes all AE system companies (including the Supply subsidiary and excluding AESC) are allocated among the Client Companies on the basis of the average of the prior three years'
                  direct & indirect payroll and payroll overhead costs charged by AESC to each Client
                  Company.

          b.     With the acquisition of Mountaineer Gas, additional billing allocators were required. Billing allocator ALLCO_MG charges the System Operating Companies, Allegheny Energy, Inc.,
                  Allegheny Ventures, plus a portion to Mountaineer Gas.

3.     Power Station Allocation Factor (Series 65-XXXX billing allocator)

          a.     The allocation factor applicable to AESC employees who provide services to Client
                  Companies' power stations (including the Supply subsidiary) during any year is based upon the generating capacity of each power station divided by the System total generating capacity.

4.     Delivery Allocation Factor (Series 56, AP_3CO/5A-XXXX billing allocator, AP_4CO)

          a.     This factor is similar to Delivery and Supply allocation factor described in 1 above. The difference is that the allocations will be based on Delivery costs, KWh sales, and electric plant only. This factor will be used to allocate system-wide Delivery initiatives to each of the
                 Delivery businesses.

          b.     With the acquisition of Mountaineer Gas, additional billing allocators were required. Billing allocator (AP_3CO) charges the three Delivery Companies. Billing allocator (AP_4CO)
                  charges the three Delivery Companies, plus a portion to Mountaineer Gas.

5.     Direct Assignment Allocation Factor

          a.     This applies to other allocations that are 100% assigned to a specific company or station.

E.     The total cost of a particular service rendered to a specified Client Company is the sum of the
         Departmental Expenses, Overhead Expenses, cost of services rendered to AESC, and incremental
         Out-of-Pocket Expenses, which are applicable to such Company in respect of such service.

35C

F.     The total cost of a particular service rendered to a specific group of Client Companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to
        AESC, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

G.     Whenever the charges to individual Customer Companies for services rendered are based upon estimates of AESC's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935 Act.

    The general SEC policy on variations from approved methods is that if a change in the allocation causes over $50,000 or 5% change in the cost that would be charged to a company, and then the allocation method must be brought to the SEC via a 60-day letter for approval.

36

ANNUAL REPORT OF Allegheny Energy Service Corporation

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

None.

37

ANNUAL REPORT OF Allegheny Energy Service Corporation

SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Energy Service Corporation
(Name of Reporting Company)

By:	/s/ Thomas R. Gardner
(Signature of Signing Officer)

Thomas R. Gardner, VP & Controller
(Printed Name and Title of Signing Officer)

Date: April 30, 2004